CATALYST FUNDS

SUB-ADVISORY AGREEMENT

Princeton Advisory Group, Inc.,

Appendix A

Fund
Catalyst/Princeton Floating Rate Income Fund*
Catalyst/Princeton Hedged Income Fund* Catalyst/Princeton Credit Opportunity Fund*

*For purposes of Section 12 of the this Sub-Advisory Agreement, the date of the Sub-Advisory Agreement for this Fund shall be deemed to be the date on which the Fund commences investment operations.

As amended: November 6, 2014

Catalysts Capital Advisors LLC	Princeton Advisory Group, Inc.

By: _/s/ Jerry Szilagyi_________	By:_/s/ Munish Sood_________

Name: Jerry Szilagyi	Name : Munish Sood

Title: CEO	Title: CEO & President